July 19, 2017

Maryse Mills-Apenteng

Special Counsel, Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:	Team 360 Sports, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-216783 Filed July 19, 2017

Dear Ms. Mills-Apenteng:

This correspondence is in response to your comment letter dated July 19, 2017 in reference to our filing of our Form S-1/A2 filed June 30, 2017 on the behalf of Team 360 Sports, Inc. File No. 333-216783.

Please accept the following responses and note that Registrant filed amended Form S-1/A3 on July 19, 2017.

Comment 1

Notes to the Financial Statements March 31, 2017 (unaudited)

Note 3 – Going Concern, page F-5

1. Please revise your disclosure here so that it is consistent with your disclosure on page F-15 where you state there are no assurances that any of the measures to be taken will successfully mitigate the substantial doubt about your ability to continue as a going concern.

Answer: We have amended our filing under page F-5 to reflect consistency with our disclosure on page F-15.

Comment 2

Note 6 – Related Party Transactions, page F-6

2. Your disclosure indicates you recorded the share-based compensation based on the par value of $0.001 per share while your response to prior comment 27 in your response dated May 22, 2017 indicates the estimated fair value of the underlying shares for the awards was $1 per share at the time of grants. Please advise.

Answer: The Registrant acknowledges there was a typo in our previous response. The overall expense associated with the contracts for 2015 was $224 and for 2016 it was $124. The company valued the shares at $.001 per share. In accordance with the AICPA guide on Valuing Private Equity with no trading price the value is deemed appropriate.

1

Comment 3

Report of Independent Registered Public Accounting Firm, page F-7

3. Please request that your auditor provide you with a report dated in compliance with paragraph 5 of PCAOB AS 3110.

Answer: The Registrant has produced an updated report with our filing.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (405) 341-1001.

Sincerely,

GENERAL COUNSEL P.C.

/s/ Darian B. Andersen

Darian B. Andersen

cc:

Sandor Miklos, President, CEO, Principal Financial Officer

Team 360 Sports, Inc.

2